Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

VIA EDGAR

July 15, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Advisory Research MLP & Energy Infrastructure Fund

Ladies and Gentlemen:

This letter summarizes the comment provided to me as a representative of the Registrant by Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 15, 2014, regarding the amendment to the Registrant’s registration statement on Form N-1A filed on July 14, 2014 (the “Registration Statement”), with respect to the Class I shares of the Fund.  The response to the comment is included below.

Comment:  Please confirm and add prospectus disclosure clarifying that each exchange-traded fund (“ETF”) that is included by the Fund for purposes of satisfying the 80% test in accordance with Rule 35d-1 either includes the term “MLP” in its name or has a policy of investing at least 80% of its assets in MLPs and/or other companies focused in the energy infrastructure sector.

Response:  The Registrant confirms that any ETF included by the Fund for purposes of satisfying the Rule 35d-1 80% test will either have the term “MLP” in the name of the ETF or will have a policy of investing at least 80% of the ETF’s assets in MLPs and/or other companies focused in the energy infrastructure sector.

Accordingly, the Registrant intends to revise the relevant disclosure in the “Principal Investment Strategies” section of the prospectus as set forth below (added disclosure is underlined), and intends to file the revised prospectus with the SEC in a 497 filing.

The Fund may invest in initial public offerings (“IPOs”), other investment companies including exchange-traded funds (“ETFs”), and exchange-traded notes (“ETNs”). ETFs are investment companies that generally seek to track the performance of specific indices, shares of which are traded on exchanges. The Fund will include ETFs that primarily invest in MLPs and/or other companies focused in the energy infrastructure sector for purposes of satisfying the Fund’s investment strategy of investing at least 80% of its total assets in equity and debt securities of MLPs focused in the energy infrastructure sector, and in equity and debt securities of other companies focused in the energy infrastructure sector.  ETNs are unsecured debt securities issued by a bank that are linked to the total return of a market index.

The Advisor considers “ETFs that primarily invest in MLPs and/or other companies focused in the energy infrastructure sector” in the above disclosure to mean any ETF with the term “MLP” in the name of the ETF or that has a policy of investing at least 80% of the ETF’s assets in MLPs and/or other companies focused in the energy infrastructure sector.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP

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